Charles J. Bair
+1 858 550 6142
cbair@cooley.com

June 11, 2020

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:	Laura Crotty Celeste Murphy

Re:	Cidara Therapeutics, Inc. Registration Statement on Form S-3 Filed June 5, 2020 File No. 333-238955

To Whom it May Concern:

On behalf of Cidara Therapeutics, Inc. (the “Company”), we are submitting this letter in response to the comment received from the staff (the “Staff”) in the Office of Life Sciences of the Securities and Exchange Commission (the “SEC”), by letter dated June 9, 2020, regarding the Company’s Registration Statement on Form S-3 filed on June 5, 2020 (the “Registration Statement”).

Set forth below are the Company’s responses to the Staff’s comments. For the Staff’s convenience, we have incorporated your comments into this response letter in italics.

Form S-3 filed June 5, 2020

Exclusive Forum Provision, page II-2

1.
We note that Article VII of the Company’s Amended and Restated Certificate of Incorporation and Section 49 of the Amended and Restated Bylaws include a forum selection provision that identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action or proceeding brought on behalf of the Company.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response: The Company acknowledges the Staff’s comment and respectfully advises that it has amended the Registration Statement to clarify that the Company’s forum selection provision does not apply to actions arising under the Securities Act or Exchange Act, and the Company will include a similar clarifying statement in its future filings with the SEC.

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Cooley LLP   4401 Eastgate Mall, San Diego, CA 92121
t: (858) 550-6000  f: (858) 490-6420  cooley.com

June 11, 2020
Page Two

Please contact me at (858) 550-6142 with any questions or further comments regarding the above response to the Staff’s comments.

Sincerely,

Cooley LLP

/s/ Charles Bair, Esq.

Charles Bair, Esq.

cc:	Jeffrey Stein, Ph.D., Cidara Therapeutics, Inc. (via email) Jessica Oien, Esq., Cidara Therapeutics, Inc. (via email) Phillip McGill, Esq., Cooley LLP (via email)

Cooley LLP   4401 Eastgate Mall, San Diego, CA 92121
t: (858) 550-6000  f: (858) 490-6420  cooley.com